EX 99.(m)(3)
SHAREHOLDER SERVICES PLAN
Class R and Class W Shares
     WHEREAS, each registered investment company, as set forth on Schedule A, as it may be supplemented from time to time (each a “Fund” and collectively the “Funds”), engages or intends to engage in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “Act”); and
     WHEREAS, each Fund may be divided into multiple separate classes including Class R and Class W; and
     WHEREAS, each Fund desires to adopt a Shareholder Services Plan under Rule 12b-1 (“Plan”) with respect to its Class R and Class W shares and each Fund’s respective Board of Directors/Trustees (“Board”), including those Board members who are not “interested persons” of the Fund and have no direct or indirect financial interest in the operation of this Plan or any agreements related thereto (“Independent Board Members”), have determined that there is a reasonable likelihood that adoption of the Plan will benefit each Fund and its shareholders; and
     WHEREAS, each Fund and Morgan Stanley Distributors Inc. (the “Distributor” have entered into a Distribution Agreement (the “Distribution Agreement”) pursuant to which each Fund employs the Distributor in such capacity during the continuous offering of Class R and Class W shares of each Fund.
     NOW, THEREFORE, each Fund hereby adopts, and the Distributor hereby agrees to the terms of, this Plan on the following terms and conditions with respect to Class R and Class W shares of each Fund:
     1. Each Fund may pay to the Distributor and other affiliated broker-dealers, unaffiliated broker-dealers, financial institutions and/or intermediaries, as compensation for the provision of services to shareholders, a service fee up to 0.25% on an annualized basis of the average daily net assets of Class R and Class W shares of each Fund. Such fee shall be calculated and accrued daily and paid monthly or at such other intervals as the Fund and the Distributor shall mutually agree.
     2. The service fee may be paid for the provision of “personal service and/or the maintenance of shareholder accounts” as provided for in Section 2830(b)(9) of the Financial Industry Regulatory Authority (“FINRA”) Conduct Rules, including (i) expenditures for overhead and other expenses of the Distributor and other affiliated and unaffiliated broker-dealers, (ii) telephone and other communications expenses relating to the provision of shareholder services and (iii) compensation to and expenses of financial advisors and other employees of the Distributor and other affiliated and unaffiliated broker-dealers for the provision of shareholder services (collectively, the “Services”). If FINRA amends the definition of “service fee” or adopts a related definition intended to define the same concept, the services provided under the Plan shall be automatically amended, without further action of the parties, to conform to such definition.
     3. This Plan must be approved, together with any related agreements, by votes of a majority of both (a) the Board and (b) the Independent Board Members, cast in person at a meeting (or meetings) called for the purpose of voting on such approval.
     4. This Plan shall continue in full force and effect for a period of one year from the effective date hereof (or, in the case of any Fund added to Schedule A of this Agreement after the date hereof, for an initial period of one year from the date such Fund is added), and for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph 3.
     5. The Distributor shall provide to the Board and the Board shall review, at least quarterly, a written report of the amounts expended with respect to the Services. The Distributor shall submit to the Board only information regarding amounts expended for the Services in support of the service fee payable hereunder.
     6. This Plan may be terminated at any time with respect to the Class R or Class W shares, respectively, of any Fund by the vote of a majority of the Independent Board Members or by vote of a majority of the outstanding voting securities of the applicable Class of the Fund.
     7. This Plan may not be amended to increase materially the amount payable hereunder by a Fund for Class R or Class W shares, respectively, unless such amendment is approved by a vote of at least a majority (as defined in the 1940 Act) of the outstanding voting securities of the applicable Class of the Fund. No material amendment to this Plan shall be made unless approved in the manner provided in paragraph 3 hereof.
     8. While this Plan is in effect, the selection and nomination of those Board members who are not “interested persons” (as defined in the Act) of a Fund shall be committed to the discretion of the Board members then in office who are not “interested persons” (as defined in the Act) of such Fund.
     9. The Distributor may direct that all or any part of the amounts receivable by it under this Plan be paid directly to its affiliates or other broker-dealers, financial institutions and/or intermediaries that provide shareholder services. All payments made hereunder pursuant to the Plan shall be in accordance with the terms and limitations of the Conduct Rules of FINRA.
     10. Each Fund shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to Paragraph 5 hereof for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.
     11. This Plan only relates to Class R and Class W shares of each Fund and the fees determined in accordance with paragraph 1 hereof shall be based upon the average daily net assets of the Fund attributable to each Class. No Fund shall be responsible for the obligations of any other Fund.

     IN WITNESS WHEREOF, each Fund and the Distributor have executed this Plan as of the day and year set forth below in New York, New York.
Dated: September 26, 2007
Attest: On behalf of each Fund as set forth on Schedule A

By:	/s/ Mary E. Mullin
Mary E. Mullin

By:	/s/ Ronald E. Robison
Ronald E. Robison
President and Principal Executive Officer
Attest: MORGAN STANLEY DISTRIBUTORS INC.

By:	/s/ Joseph C. Benedetti
Joseph C. Benedetti

By:	/s/ Michael P. Kiley
Michael P. Kiley
President

SCHEDULE A

ADOPTING FUNDS
(updated as of June 18, 2010)
Morgan Stanley Capital Opportunities Trust
Morgan Stanley European Equity Fund Inc. (Maryland corporation)
Morgan Stanley Focus Growth Fund
Morgan Stanley Global Strategist Fund
Morgan Stanley International Fund
Morgan Stanley International Value Equity Fund
Morgan Stanley Mid Cap Growth Fund